Exhibit 99.3

HUT 8 MINING CORP.

Management’s Discussion and Analysis

For the three months ended March 31, 2023

May 10, 2023

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
TABLE OF CONTENTS

Management’s Discussion and Analysis	3
Forward-looking Statements	4
Significant Factors Affecting our Performance	6

Part I – Company and Highlights
Company	8
2023 first quarter summary	8
2023 first quarter highlights	9

Part II – Review of Financial Results
2023 first quarter operating results summary	11
Analysis of first quarter 2023, financial results	11
Summary of quarterly information	13

Part III – Non-IFRS Measures
Non-IFRS measures	15

Part IV – Financial Condition, Liquidity and Capital Resources
Cash flow information	17
Dividends	17
Financial position	18
Capital resources	19

Part V – Risks
Risks and uncertainties	21

Part VI – Accounting Policies, Critical Accounting Estimates and Internal Controls
Accounting estimates and judgments	22
Management’s report on disclosure controls and procedures and Internal Control Over Financial Reporting	22
Abbreviations	23

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
MANAGEMENT’S DISCUSSION AND ANALYSIS

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at Suite 2500 Park Place 666 Burrard Street, Vancouver BC, Canada, V6C 2X8, and the corporate headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8.

This Management’s Discussion and Analysis (“MD&A”) is dated May 10, 2023, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023, and 2022, the consolidated financial statements for the years ended December 31, 2022 and 2021, the annual MD&A for the year ended December 31, 2022, and the annual information form (“AIF”) dated March 9, 2023, of Hut 8 Mining Corp. Unless otherwise noted, all financial information is presented in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Certain totals, subtotals and percentages may not reconcile due to rounding. This information is available on our website at hut8.io, on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and the “Company” refer to Hut 8 Mining Corp. and its subsidiaries as one enterprise; all references to “digital assets” refer to Bitcoin; and all references to “Management” refer to the directors and executive officers of the Company.

The Company qualifies as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

To assist investors in assessing our financial performance, this discussion also makes reference to certain non- IFRS measures that are not separately defined under IFRS such as “Adjusted EBITDA” and “Mining Profit”. Non-IFRS measures do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. See the “Non-IFRS Measures” section of this MD&A for reconciliations of non-IFRS measures to IFRS measures.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws, such as statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. They are based on certain factors and assumptions, including expected growth, results of operations, business prospects and opportunities. Use of words such as “may”, “will”, “would”, “could”, “should”, “intend”, “plan”, “anticipate”, “allow”, “predict”, “estimate”, “expect”, “might, “potential”, “likely”, “believe”, or other words of similar effect may indicate a “forward-looking” statement. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our publicly filed documents and in this MD&A under the heading “Risks and Uncertainties”. Those risks and uncertainties include, but are not limited to, the ability to maintain profitability and manage growth; reliance on information systems and technology; reputational risk, reliance on key professionals; the ability to successfully integrate acquisitions or business combinations; digital asset mining difficulty; electricity rate risks; general economic conditions; natural disasters, pandemics (including the novel coronavirus (“COVID-19”), or other unanticipated events (or a material escalation thereof); security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; lack of development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; Bitcoin price volatility; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; erroneous transactions; reliance on third party mining pool service providers; changes in laws or regulations; classification and tax changes; fraud and failure related to digital asset exchanges; difficulty in obtaining banking services and financing; uncertainty about the acceptance or widespread use of digital assets; inflationary pressures; increased interest rates and the rising cost of capital; failure to anticipate technology innovations; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements or relationships with lessors; competitive pressures in the markets in which the Company operates; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites; the Company’s and US Bitcoin Corp.’s ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements; the timing to consummate the Business Combination (as defined herein); the failure to satisfy the conditions to close the Business Combination; the inherent risks, costs and uncertainties associated with not achieving all or any of the anticipated benefits and synergies of the Business Combination, or the risk that the anticipated benefits and synergies of the Business Combination may not be fully realized or take longer to realize than expected; and other risks related to the digital asset and data centre business. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to: the Company’s growth strategy; the Company’s expectations regarding organic and inorganic growth opportunities; the Company’s expectations regarding the digital asset revolution and its impact on Hut 8’s shareholders; the use of proceeds of financing arrangements; the Company’s ability to pay dividends in the future; the Company’s ability to collect outstanding accounts receivable; the Company’s ability to draw on existing loan facilities for additional liquidity; the Company’s ability to secure additional financing if and as when required; the Company's ability to deploy additional miners; the Company's ability to continue mining digital assets efficiently; the Company's expected recurring revenue and growth rate from its high performance computing business; expectations regarding future revenues, earnings, capital expenditures and operating and other costs; the Company's ability to meet its working capital needs at the current level; statements with respect to the Company's North Bay Facility (as defined herein) and the expected outcome of any proceedings related to Validus Power Corp. and Bay Power Corp.; expectations related to the terms and timing of the completion of the Business Combination; the occurrence of any event giving rise to the right of a party to terminate the Business Combination Agreement; the expected benefits of the Business Combination; and the expected financial and business performance following the completion of the Business Combination.

With respect to the forward-looking statements contained in this MD&A, Management has assessed material factors and made assumptions regarding, among other things: volatility in trading price; supply chain disruption; the economic impacts of the COVID-19 pandemic; Hut 8’s ability to obtain qualified staff and equipment in a timely and cost-effective manner; predictability and consistency of the legislative and regulatory regime governing taxes and cryptocurrencies; the Company’s ability to acquire and deploy additional miners on a timely basis, and scale and increase the power supply at newly acquired digital asset mining sites; the value of digital assets being subject to volatility; the exposure of digital asset exchanges and other trading venues to fraud and failure due to being largely unregulated; the impact of geopolitical events on the supply and demand for digital assets; uncertainty of the acceptance and/or widespread use of digital assets; future cash flows; future sources of funding and Hut 8’s ability to obtain external financing when required and on acceptable terms; future debt levels; the timely receipt of regulatory approvals; counterparty risks; the Company’s ability to achieve intended benefits of power purchase agreements; the potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites; the impact of industry competition; the anticipated benefits of the Business Combination; and the Company's ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
The forward-looking statements contained herein reflect Management’s current views, but the assessments and assumptions upon which they are based may prove to be incorrect. Although Management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. Additional risks, uncertainties and other factors are discussed in the Company’s annual information form dated March 9, 2023 (the “AIF”), a copy of which is available electronically on the Company’s website at hut8.io, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

These statements are made as of the date of this MD&A and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of us, our financial or operating results or our securities.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
SIGNIFICANT FACTORS AFFECTING OUR PERFORMANCE

The Company’s performance, as discussed in this MD&A, is influenced by a variety of factors. These factors include, but are not limited to, the following:

Price of digital assets and digital asset miners

Our revenue from digital asset mining operations is impacted by changes in market prices of digital assets, including Bitcoin, which have historically experienced substantial volatility. The Company records revenue upon receipt of Bitcoin from its mining activities at the fair market value of Bitcoin received. The fair market value is determined using the closing Bitcoin price per www.coinmarketcap.com on the day the Bitcoin is received. The closing price may fluctuate on a daily basis, which impacts the amount of revenue recorded. The market price of digital asset miners per hashrate, in particular application-specific integrated circuit (“ASIC”) miners, is correlated to the price of the underlying digital asset they are designed to mine. Changes in the market prices of digital assets, including Bitcoin, may impact the market price of digital asset miners per hashrate.

Bitcoin network difficulty

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block on the Bitcoin blockchain, directly affects the Company’s results of operations. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin protocol is designed such that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, the amount of computing power required to generate each block and hence the mining difficulty, also increases.

Further, the Bitcoin daily reward is programmed to be halved every 210,000 blocks mined, or approximately every four years (“Halving”). These Halving events impact the amount of Bitcoin mined by the Company which, in turn, may have a potential impact on the Company’s profitability as the Halving events happen without any regard to ongoing demand. The last Halving occurred in May 2020 and the next Halving is expected to occur in the first half of 2024.

Power supply and pricing

Our operations are directly dependent on securing sufficient supply of electrical power. Electricity is one of the most significant expenses incurred to run our Bitcoin mining operations and our profitability is subject to variations in the price of electricity, which is impacted by a variety of factors, including the market price of natural gas. Electricity is also an expense component incurred to run our high performance computing operations, which is subject to variations. We may experience loss of revenue in the event there are disruptions to our electricity supply as such disruptions may impact our ability to operate our mining equipment or provide high performance computing services to our data centre customers.

Industry trends

Bitcoin and other forms of digital assets have been the source of much regulatory attention, resulting in differing definitional outcomes without a single unifying statement. Changes to, and/or implementation of, laws and regulations (including regulatory scrutiny that increases the Company's compliance burden) related to digital assets and digital asset mining may impact our revenue and profitability.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
Technology

Developments and changes in technology impact the revenue generated from both our digital asset mining operations and high performance computing operations. Advances in digital asset mining equipment may result in more efficient and effective mining equipment which may impact our operating costs and revenue. The release of more efficient mining equipment can impact the price of digital asset miners. New technology in computing may impact our high performance computing operations’ product offerings and data centre operations. Failure to leverage these developments in technology may put the Company at a disadvantage to its competitors and affect our results of operations.

Competition

The market for digital assets mining has seen increasing numbers of new entrants, as well as existing entrants investing in new technology to remain competitive. The combination of these factors may result in a higher Bitcoin network difficulty which may render our Company’s operations less competitive and reduce the amount of revenue we generate from our digital assets mining operations.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART I – COMPANY AND HIGHLIGHTS

COMPANY

Hut 8 is one of North America’s largest innovation-focused digital asset miners, bullish on Bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in energy-rich Alberta, Canada, Hut 8 has industrial scale digital asset mining capacity, and given its operating history, one of the largest holdings of unencumbered self-mined Bitcoin relative to other digital asset miners and publicly traded companies globally.

The Company has a third digital asset mining site located in Ontario, Canada that is the subject of an ongoing dispute with Validus Power Corp. (“VPC”), a third-party supplier of energy to the Company's mining facility in North Bay, Ontario (the “North Bay Facility”), and its subsidiary, Bay Power Corp. (“Bay Power”, and together with VPC, “Validus”) As of the date of this MD&A, the North Bay Facility is not in operation. See "2022 Highlights" and "Events Subsequent to 2022" below.

The Company’s colocation data centre and cloud services business, which was acquired from TeraGo Inc. (“TeraGo”) in January 2022, established Hut 8 as an industry leader in high performance computing, providing unique positioning for the Company within the digital asset ecosystem. The high performance computing business spans five locations in Canada, with one location in each of Toronto, Ontario, Vaughan, Ontario, Kelowna, British Columbia, and two locations in Vancouver, British Columbia, and more than 36,000 square feet of geo-diverse data centre space powered by predominantly emission-free energy sources.

Hut 8 is bridging traditional cloud and high performance computing, taking an innovative approach to revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance computing (Web 2.0) and nascent blockchain and Web 3.0 spaces. Hut 8 has established a Tier 0 to Tier 3 computing platform and allocated digital asset mining and open-source distributed ledger technology to traditionally underutilized areas in a conventional high performance computing data centre. The business consists of approximately 370 commercial customers, operating across a variety of industry verticals including gaming, visual effects, and government agencies, and a platform for the development of applications and services to underserved markets and customers in the growing digital asset, blockchain, gaming, and Web 3.0 industries.

Hut 8’s team of business-building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high performance computing, with a focus on environmental, social and governance alignment.

FINANCIAL SUMMARY

	Three months ended
For the periods ended March 31	2023	2022
Financial results
Total revenue	$19,021	$53,333
Net income	108,503	55,708
Mining Profit(i)	2,590	32,906
Adjusted EBITDA(i)	(3,697)	27,109

Per share
Net income – basic	$0.49	$0.33
Net income – diluted	$0.47	$0.31

Operating results
Digital assets mined	475	942

(i)
These items are non-IFRS measures and should not be considered a substitute or alternative for IFRS measures. see “Non-IFRS Measures” section in this MD&A below. Certain comparative figures have been restated where necessary to conform with current period presentation.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
HIGHLIGHTS:

•
Revenue decreased by $34.3 million to $19.0 million during the quarter ended March 31, 2023 compared to $53.3 million during the quarter ended March 31, 2022. The Company mined 475 Bitcoin in the quarter ended March 31, 2023, an approximately 50% decrease compared to the quarter ended March 31, 2022, primarily due to an increase in average Bitcoin network difficulty resulting in decrease in Bitcoin mined, and ongoing electrical issues at the Company’s Drumheller facility which continued from the fourth quarter of 2022. The Company’s high performance computing operations generated $4.5 million of primarily monthly recurring revenue in Q1 2023 compared to $3.3 million in Q1 2022 when the Company acquired the HPC operations on January 31, 2022.

•
As previously reported, the Company encountered issues at the Drumheller site, primarily stemming from high energy input levels that have been causing miners to fail. This has materially reduced operations, which are currently at approximately 15% of our installed hash rate at the site. Remediation began in March and gained momentum in April as the team implemented new custom firmware across all miner models designed to lower the power supply's maximum output voltage, ensuring our equipment operates within safe limits. We are actively increasing repair staff, adding an additional repair centre shift, and have procured new hardware to expedite repairs and accelerate the speed at which we bring miners back online, and expect to have complete restoration in 10 to 12 weeks. The electrical issues at the Drumheller site have been compounded by high energy rates which further increased curtailment at the site.

•
Net income for the quarter ended March 31, 2023 was $108.5 million, compared to net income of $55.7 million in the prior year’s quarter. The net income was primarily driven by the $134.8 million non-cash gain on revaluation of digital assets that was recorded as income, partially offset by a negative gross profit of $6.2 million, whereas the prior year period’s net income was primarily driven by the $54.1 million non-cash gain on revaluation of warrant liability and a positive gross profit of $16.5 million.

•
Mining Profit(i) was $2.6 million for the quarter ended March 31, 2023, compared to $32.9 million in the prior year’s quarter. The decrease in Mining Profit(i) compared to the prior year’s quarter is mainly due to the decrease in price of Bitcoin, and lower quantity of Bitcoin mined due to increased Bitcoin network difficulty and the ongoing electrical issues at the Company’s Drumheller facility noted above.

•
Adjusted EBITDA(i) was negative $3.7 million for the quarter ended March 31, 2023, compared to $27.1 million the prior year’s quarter, driven by a lower digital asset mining profit, higher general and administrative expenses incurred to support the growth of the Company’s operations, an additional month of expenses from the Company’s high performance computing operations due to the timing of the acquisition, and the aforementioned electrical issues at the Company’s Drumheller facility.

•
Net income per share was $0.49 during the quarter ended March 31, 2023, compared to net income per share of $0.33 for the same quarter in 2022. The higher net income per share reflects the previously noted gain on revaluation of digital assets that was recorded to income partially offset by higher average common shares outstanding.

•
The Company’s installed hashrate was 2.6 EH/s (excluding the Company’s North Bay facility) as of March 31, 2023 compared to 2.5 EH/s as of December 31, 2022. 988 miners previously located at the Company’s North Bay facility were energized at its Medicine Hat facility in the last two weeks of the quarter ended March 31, 2023.

•
On January 25, 2023, the Company filed a statement of claim in the Ontario Superior Court of Justice against VPC and Bay Power, as defendants. VPC is the Company’s power provider for the North Bay Facility. Pursuant to a power purchase agreement in respect of the North Bay Facility dated October 22, 2021 (the “PPA”), VPC would design, construct, own, operate, and maintain certain power generation facilities at the North Bay Facility, and Hut 8 would purchase energy from the North Bay Facility on the terms set out in the PPA. In connection with entering into of the PPA, the Company entered into (i) a lease agreement dated October 27, 2021 by and among the Company and Validus (the “Lease Agreement”), and (ii) a design-build stipulated price contract dated October 21, 2021 between the Company and VPC.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
The Company’s statement of claim alleged that Validus failed to meet its obligations under the PPA. The Company is seeking various relief including enforcement of certain provisions of the PPA and monetary damages incurred as a result of the dispute.

On February 9, 2023, the Company received a notice of termination of the Lease Agreement from Validus.

On February 21, 2023, the Company announced that it received a statement of defence and counterclaim from Validus. In addition to denying the majority of allegations in the Company’s statement of claim, Validus brought counterclaims against the Company and is seeking monetary damages.

On March 28, 2023, the Company announced that it served and filed an amended statement of claim in the Superior Court of Justice of Ontario against Validus, and on April 11, 2023, Validus served and filed an amended statement of defence and counterclaim (collectively, the “Counterclaim”) in the Ontario Superior Court of Justice against the Company.

The Company intends to pursue the claims set out in its amended statement of claim. While the Company believes that the Counterclaim lacks sufficient merit and intends to vigorously prosecute the aforementioned matters, these matters are in the early stages of litigation and no assessment can be made as to the likely outcome of the matters or whether they will be material to the Company.

•
On February 6, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp” (“USBTC”), and Hut 8 Corp., a Delaware corporation (“New Hut”). Pursuant to the Business Combination Agreement, (i) Hut 8 and Hut 8 Holdings, will, as part of a court-sanctioned plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), be amalgamated to continue as one British Columbia corporation (“Hut Amalco”), with the capital of Hut Amalco being the same as the capital of Hut 8 (the “Amalgamation”), (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut Amalco (other than any shares held by dissenting shareholders) will be exchanged for 0.2000 of a share of New Hut common stock, which will effectively result in a consolidation of the Common Shares on a 5:1 basis and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut will merge with and into USBTC, with each share of common and preferred stock of USBTC, being exchanged for 0.6716 of a share of New Hut common stock in a merger executed under the laws of the State of Nevada (the “Merger”, and together with the Arrangement, the “Business Combination”). As a result of the Business Combination, both Hut Amalco and USBTC will become wholly-owned subsidiaries of New Hut. New Hut intends to list its shares on Nasdaq Stock Exchange (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART II – REVIEW OF FINANCIAL RESULTS

2023 FIRST QUARTER OPERATING RESULTS SUMMARY

For the periods ended March 31	Three months ended
(CAD thousands, except per share amounts)	2023	2022	$ Change	% Change
Revenue	$19,021	$53,333	$(34,312)	(64%)
Cost of revenue	(25,228)	(36,878)	11,650	(32%)
Gross (loss) profit	(6,207)	16,455	(22,662)	(138%)
Gross (loss) profit margin	(33%)	31%

General and administrative expenses	(24,346)	(11,534)	(12,812)	111%
Gain on disposition of digital assets	4,955	–	4,955	0%
Operating (loss) income	(25,598)	4,921	(30,519)	(620%)

Foreign exchange loss	(7)	(711)	704	(99%)
Net finance expense	(1,432)	(1,292)	(140)	11%
Amortization	(177)	(229)	52	(23%)
(Loss) gain on revaluation of warrants liability	(127)	54,140	(54,267)	(100%)
Gain on revaluation of digital assets	134,772	–	134,772	0%
Net income before tax	107,431	56,829	50,602	89%

Deferred income tax recovery (expense)	1,072	(1,121)	2,193	(196%)
Net income	108,503	55,708	52,795	95%

Net income per share:
- basic	$0.49	$0.33	–	–
- diluted	$0.47	$0.31	–	–

Three months ended March 31, 2023 versus March 31, 2022

Revenue for the quarter ended March 31, 2023, was $19.0 million compared to $53.3 million in the prior year period:

•
Revenue decreased by $34.3 million to $19.0 million for the quarter ended March 31, 2023, compared to $53.3 million for the quarter ended March 31, 2022. The Company’s digital asset mining operations mined 475 Bitcoin and generated $14.5 million of revenue, versus 942 Bitcoin mined and $49.3 million of revenue in the prior year period. The decrease in revenue from digital asset mining operations was due to the 41% decrease in the daily average closing Bitcoin price (approximately $30,600 for the current year quarter compared to approximately $52,300 in the prior year period), halt in the Company’s graphic processing units (“GPU”) mining activities due to the Ethereum network’s change in consensus mechanism from proof-of-work to proof-of-stake during the third quarter of 2022, and increase in Bitcoin average network difficulty of approximately 50% compared to prior year quarter. Additionally, the Company mined a lower quantity of Bitcoin due to the ongoing electrical issues and increased energy rates at the Company’s Drumheller facility.

•
The Company’s high performance computing operations generated $4.5 million of primarily recurring revenue in the quarter compared to $3.3 million in the comparative quarter, the revenue in quarter March 31, 2022 reflects two months of operations from the high performance computing, as the acquisition of the high performance computing operations closed on January 31, 2022.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
The Company sold 428 Bitcoin in the three months ended March 31, 2023 to fund its operations compared to nil Bitcoin sold in the same period in 2022 and recognized a $5.0 million gain on disposition of digital assets and received proceeds of $14.5 million.
Cost of revenue consists of site operating costs and depreciation and was $25.2 million for the first quarter of 2023 compared to $36.9 million in the period year period:

•
Site operating costs consist primarily of electricity costs as well as personnel, network monitoring, and equipment repair and maintenance costs at our digital asset mining and high performance computing operations. Site operating costs for the quarter ended March 31, 2023, were $14.4 million, of which $12.0 million were attributable to our mining operations and $2.4 million were attributable to our high performance computing operations. The site operating costs for the quarter ended March 31, 2022 were $18.4 million, of which $16.8 million were attributable to our mining operations and $1.6 million were attributable to our high performance computing operations.

-
The average cost of mining each Bitcoin for the first quarter of 2023 was approximately $25,100, compared to approximately $18,000 per Bitcoin in the prior year for the same quarter. The increase was due to higher power consumption per Bitcoin mined, increased energy prices and ongoing electrical issues at the Drumheller facility, which was partially offset by the Company’s decision to curtail and increased efficiencies in the miners deployed compared to prior year same quarter.

-
The increase in site operating costs related to the high performance computing operations is due to the full three months of operations in the quarter ended March 31, 2023 compared to two months of operations in the quarter ended March 31, 2022. The Company completed the high performance computing business acquisition on January 31, 2022.

•
Depreciation expense decreased to $10.9 million during the first quarter of 2023 compared to $18.4 million in the same quarter of 2022, primarily driven by the lower net book value of digital asset mining assets after the recognition of non-cash impairment charge during the fourth quarter of 2022 as part of annual impairment testing.

General and administrative expenses were $24.3 million for the quarter ended March 31, 2023, compared to $11.5 million in the prior year period:

•
General and administrative expenses increased by $12.8 million, the increase is primarily driven by higher one-time transaction costs, decommissioning costs, share based payments, and insurance expense. The increase was partially offset by lower sales tax expense.

-
Included in one-time transaction costs in the first quarter of 2023 are costs related to the Business Combination, compared to the transaction costs incurred related to the acquisition of high performance computing business in the prior year period.

-	$0.7 million in decommissioning expenses related to the North Bay Facility were incurred in the first quarter of 2023 as a result of the suspension of operations from the ongoing dispute with Validus.
-
Share-based payments related to share-based compensation increased from $1.3 million to $3.0 million as a result of long-term incentive plan grants made during the year ended December 31, 2022 to support the Company’s growth, headcount and operations, and to retain talent.

-	Insurance expense increased from $1.1 million to $1.7 million, reflecting increased premiums driven by global insurance markets, combined with an expansion of director and officer liability insurance.
-	Sales tax expense decreased by $1.7 million due to decreased taxable purchases in the first quarter of 2023 compared to the prior year period.

Net finance expense was $1.4 million during the first quarter of 2023 compared to a net finance expense of $1.3 million during the first quarter of 2022. The increase in net finance expense is due to three months of interest expense incurred during the first quarter of 2023 related to the leases assumed as part of the high performance computing operation on January 31, 2022, compared to the two months of interest expense on the same leases in the first quarter of 2022. Additionally, as the Company grew, the Company incurred higher interest expenses due to lease extensions and recognition of a new lease related to the Company’s corporate head office during the first quarter of 2023. The Company recorded minimal finance income as a result of the Company’s decision to temporarily suspend its Bitcoin yield program during the quarter ended June 30, 2022, due to market uncertainty and risk, comparatively the Company recorded $0.6 million in finance income during the first quarter of 2022 from the Bitcoin yield program.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
The Company recorded a total of $143.6 million in non-cash gain on revaluation of its digital assets for the three months ended March 31, 2023 as a result of the increase in price of Bitcoin and Filecoin quarter end over quarter end. Of the total $143.6 million non-cash revaluation gain, $143.5 million of the gain was related to Bitcoin, $134.8 million of the non-cash gain related to Bitcoin was recorded to income, and the remaining $8.7 million, gross of income tax, was recorded in other comprehensive income. The remaining $0.1 million of the non-cash revaluation gain related to Filecoin was recorded in other comprehensive income.

The Company recorded a $0.1 million non-cash loss on revaluation of its warrants liability related to the remaining publicly traded warrants during the three months ended March 31, 2023, as a result of an increase in the fair value of the warrant liability.

Deferred income tax recovery for the three months ended March 31, 2023 was $1.1 million compared to deferred income tax expense of $1.1 million for the same period in 2022. The deferred income tax recovery of $1.1 million was recorded to offset the deferred income tax losses recorded in the Company’s other comprehensive income.

Net income was $108.5 million and net income per share was $0.49 for the three months ended March 31, 2023, compared to net income of $55.7 million and net income per share of $0.33 for the same period in 2022. The change was primarily driven by the $134.8 million non-cash revaluation gain on digital assets, $5.0 million gain on disposition of digital assets, partially offset by lower digital asset mining revenue, a non-cash revaluation loss on warrant liability, and a greater weighted average number of shares outstanding for earnings per share purposes under International Accounting Standards (“IAS”) 33.

SUMMARY OF QUARTERLY INFORMATION

The table below highlights our quarterly results for the eight most recently completed quarters:

For the three months ended	March 31, 2023 Q1	Dec 31, 2022 Q4	Sep 30, 2022 Q3	Jun 30, 2022 Q2	Mar 31, 2022 Q1	Dec 31, 2021 Q4	Sep 30, 2021 Q3	Jun 30, 2021 Q2(i)
Revenue	$19,021	$21,833	$31,671	$43,845	$53,333	$57,901	$50,341	$33,549
Net income (loss)	108,503	(186,668)	(23,786)	(88,067)	55,708	(111,178)	23,374	(4,040)

Net income (loss) per share:
- Basic	$0.49	$(0.90)	$(0.12)	$(0.49)	$0.33	$(0.67)	$0.16	$(0.03)
- Diluted	$0.47	$(0.90)	$(0.12)	$(0.49)	$0.31	$(0.67)	$0.15	$(0.03)

(i)
Certain comparative figures have been reclassified to conform with this presentation. The revaluation of loan receivable, and associated tax impact, for the three months ended June 30, 2021 were reclassified to other comprehensive income.

Generally, the revenue generated from the Company’s mining operations was the primary contributor to the quarterly variations in revenue and net income (loss). Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:

In the quarter ended March 31, 2023, the Company mined 475 Bitcoin at an average revenue per Bitcoin mined of $30,600, contributing to $14.5 million to revenue. The Company also earned $4.5 million from the high performance computing line of business. The net income of $108.5 million was primarily due to a $134.8 million non-cash revaluation gain on digital assets and $5.0 million gain on disposition of 428 Bitcoin to fund the Company’s operations, partially offset by a decline in revenue due to less Bitcoin mined in the quarter and $12.3 million in one-time transaction costs recorded related to the proposed Business Combination with USBTC.

In the quarter ended December 31, 2022, the Company mined 698 Bitcoin at an average revenue per Bitcoin mined of $24,900, contributing $17.3 million to revenue. The Company also earned $4.5 million from the high performance computing line of business. The net loss of $186.7 million was predominately driven by impairment of digital asset mining cash generating units and GPU mining group of assets of $113.9 million, decline in revenue due to reduction in the Bitcoin price, non-cash revaluation loss of digital assets recorded to income, and increased general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
In the quarter ended September 30, 2022, the Company mined 982 Bitcoin at an average revenue per Bitcoin mined of $27,800, contributing $27.3 million to revenue. The Company also earned $4.4 million from the high performance computing line of business. The net loss of $23.8 million was predominantly driven by a decline in revenue, increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In the quarter ended June 30, 2022, the Company mined 946 Bitcoin at an average revenue per Bitcoin mined of $41,300, contributing $39.1 million to revenue. The Company also earned $4.7 million from the high performance computing line of business. The net loss of $88.1 million was predominantly driven by a non-cash loss of $104.9 million related to the revaluation of the Company’s Bitcoin holdings, which was partially offset by a $43.3 million non-cash gain on revaluation of warrants, and increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In the quarter ended March 31, 2022, the Company mined 942 Bitcoin at an average revenue per Bitcoin mined of $52,300, contributing $49.3 million to revenue. The Company also earned $3.3 million from its newly acquired high performance computing line of business. The net income of $55.7 million was attributable to the increase in revenue, as well as a $54.1 million non-cash gain on revaluation of warrants. These were partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and costs related to the high performance computing operations.

In the quarter ended December 31, 2021, the Company mined 789 Bitcoin at an average revenue per Bitcoin mined of $70,300, contributing $55.5 million to revenue. The Company also earned $2.4 million from its hosting clients. The Company purchased one of its hosting customer’s equipment during the fourth quarter of 2021 and deployed the equipment to mine digital assets. The Company incurred a net loss of $111.2 million as the increase in revenue was more than offset by increased cost of revenue and general and administrative expenses associated with the growth of the business and transaction costs related to the data center business and a $114.2 million non-cash loss on revaluation of warrant liability.

In the quarter ended September 30, 2021, the Company mined 905 Bitcoin at an average revenue per Bitcoin mined of $52,900, contributing $47.9 million to revenue. The net income of $23.4 million was driven by the revenue generated from the Company’s mining operations, partially offset by increased cost of revenue and general and administrative expenses associated with the growth of the business.

In the quarter ended June 30, 2021, the Company mined 553 Bitcoin at an average revenue per Bitcoin mined of $56,700, contributing $31.4 million to revenue. The net loss of $4.0 million occurred as a result of $12.6 million of deferred tax expense and $8.8 million in general and administrative expenses associated with the Company’s growth and expansion. The Company also extended the useful life of its infrastructure assets from 4 to 10 years, resulting in a lower depreciation expense of $3.0 million, compared to the quarter ended March 31, 2021 expense of $5.8 million.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART III – NON-IFRS MEASURES

NON-IFRS MEASURES

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS and therefore, are considered non-IFRS measures. They are not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “Mining Profit” and "Adjusted EBITDA" as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Management’s use of these measures are discussed further below.

The tables below reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8 to their nearest IFRS measure and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022.

Mining Profit

“Mining Profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services and high performance computing operations. Mining Profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining Profit measure provides the investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles gross profit (loss) to our non-IFRS measure, Mining Profit:

For the three months ended March 31	2023	2022
Gross (loss) profit	$(6,207)	$16,455
Add (deduct):
Revenue from hosting	–	(751)
Revenue from high performance computing	(4,495)	(3,290)
Site operating costs attributable to hosting and high performance computing	2,433	2,127
Depreciation	10,859	18,365
Mining Profit	$2,590	$32,906

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets and warrants, gain or loss on the disposition of digital assets, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net income (loss) to our non-IFRS measure, Adjusted EBITDA:

For the three months ended March 31	2023	2022
Net income	$108,503	$55,708

Add (deduct):
Net finance expense	1,432	1,292
Depreciation and amortization	11,036	18,594
Share based payment	3,035	1,299
Gain on disposition of digital assets	(4,955)	–
Foreign exchange loss	7	711
One-time transaction costs	12,288	1,611
North Bay decommissioning costs	674	–
Deferred income tax (recovery) expense	(1,072)	1,121
Sales tax expense	–	913
Revaluation gain of digital assets	(134,772)	–
Loss (gain) on revaluation of warrants	127	(54,140)
Adjusted EBITDA	$(3,697)	$27,109

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART IV - FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASHFLOW INFORMATION

The following table provides an overview of the Company’s cash flows for the periods indicated:

For the three months ended March 31	2023	2022
Net cash (used in) provided by:
Operating activities	$(9,260)	$(28,288)
Investing activities	(554)	(56,898)
Financing activities	(4,763)	24,787
Decrease in cash	$(14,577)	$(60,399)

(i)	Certain comparative figures have been reclassified where necessary to conform with current period presentation.

Net cash used in operating activities for the three months ended March 31, 2023, was $9.3 million, compared to $28.3 million in the same period of the prior year. The difference is primarily attributed to the proceeds from the sale of Bitcoin of $14.5 million and favorable change in working capital due to accruals related to the transactions costs, and a lower cost of revenue related to site operating costs as a result of the previously mentioned electrical issues at the Company’s Drumheller facility.

Cash used in investing activities for the three months ended March 31, 2023, amounted to $0.6 million, versus $56.9 million in the same period of the prior year. The difference was due to decreased expenditures on plant and equipment during the first quarter of 2023 and cash consideration of $30.2 million paid on the acquisition of the high performance computing business in the first quarter of 2022.

Cash used in financing activities for the three months ended March 31, 2023 was $4.8 million, consisting of $2.9 million of equipment financing repayments, and $1.0 million of finance expense payments and $0.9 million in lease obligations. This compared to cash provided by financing activities of $24.8 million in the same period of the prior year, reflecting $32.5 million in proceeds from the Company’s at-the-market equity offering program, which was partially offset by $6.2 million of equipment financing repayments, $1.5 million of finance expense payments and $0.4 million in lease obligation payments. The Company did not complete any equity issuances under its at-the-market equity offering program during the three months ended March 31, 2023.

The Company may be able to access additional liquidity through the issuance of securities, drawing down on existing debt facilities and the sale of digital assets. The Company manages and continually monitors its commitments and contractual obligations to ensure that these can be met with funding provided by capital resources available. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by the profitability of digital asset mining, our ability to meet our debt covenants, and general economic, financial and other factors, including factors beyond our control such as the COVID-19 pandemic, inflation and recessionary conditions. See “Forward-Looking Statements” and “Risks and Uncertainties”.

DIVIDENDS

The Company has never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the common shares in the capital of Company will be entitled to an equal share in any dividends declared and paid on a per share basis.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
FINANCIAL POSITION

The following is a summary of key balance sheet items as at the following period ends:

As at	March 31, 2023	December 31, 2022
Cash	$15,904	$30,515
Accounts receivable and other	2,865	1,589
Digital assets	352,436	203,627
Current and long-term deposits and prepaid expenses	34,367	37,112
Plant and equipment	120,923	124,959
Intangible assets and goodwill	14,958	15,135
Accounts payable and accrued liabilities	22,191	13,916
Current and long-term lease liabilities	24,993	21,298
Current and long-term loans payable	23,288	26,121
Warrant liability	339	212
Total shareholders’ equity	470,642	351,390

Cash

As at March 31, 2023, the Company had cash on hand of $15.9 million compared to $30.5 million as at December 31, 2022. The changes in cash are discussed above in the summary of cash flow activities.

Accounts receivable and other

The Company’s accounts receivable and other balance increased by $1.3 million primarily from high performance computing operations due to increased billings and increase in sales tax receivable.

Digital assets

As at March 31, 2023, the Company’s digital assets had a fair market value of $352.4 million (December 31, 2022 – $203.6 million) and consists of 9,133 Bitcoin (December 31, 2022 – 9,086 Bitcoin) valued at $352.0 million (December 31, 2022 – $203.6 million) and 55,008 Filecoin (December 31, 2022 – nil FIlecoin) valued at $0.4 million (December 31, 2022 – $nil). The increase in digital assets value was due to an increase in Bitcoin price, which was $38,540 as at March 31, 2023 compared to $22,412 as at December 31, 2022, a net increase in the amount of Bitcoin held as a result of 475 Bitcoin mined and 428 Bitcoin sold for cash in the quarter, and the purchase of 55,008 Filecoin for cash.

The Company’s digital assets balance as at March 31, 2023 and December 31, 2022 was fully unencumbered and held in custody.

Deposits and prepaid expenses

The Company’s deposits and prepaid expenses balance decreased by $2.7 million primarily due to the recognition of expenses that were prepaid in the prior periods.

Plant and equipment

The Company’s plant and equipment decreased by $4.0 million to $120.9 million, and was mainly driven by $10.9 million in depreciation in the first quarter of 2023, partially offset by $6.8 million in additions to plant and equipment of which $4.3 million were non-cash additions to right-of-use asset from lease extensions and an additional lease, and $2.5 million in computer and network equipment and data centre infrastructure to support the Company’s high performance computing operations.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
Intangibles and goodwill

The Company’s intangibles and goodwill balance decreased by $0.2 million to $15.0 million as a result of customer relationship amortization in the first quarter of 2023.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased by $8.5 million primarily due to higher accrual and increased vendor invoices related to the one-time transaction costs of the Business Combination.

Lease liabilities

The current and long-term lease liabilities increased by $3.7 million due to three lease extensions at the Company’s high performance computing data centres and a lease extension and an additional lease related to the Company’s corporate head office to support the Company’s growth and operations, which was partially offset by the payments of lease obligations during the quarter.

Loans payable

The current and long-term loans payable decreased by $2.8 million due to the scheduled loan repayments of the equipment financing loan.

Warrant liability

The warrant liability increased by $0.1 million due to the increase in the fair value of the warrant liabilities as at March 31, 2023 versus December 31, 2022. The warrant liabilities that expired on January 13, 2023 did not have an impact on the warrant liability balance quarter-over-quarter given the minimal expected life of these warrants as at December 31, 2022.

Deferred tax liabilities

The Company’s deferred tax liabilities did not change from December 31, 2022.

Total shareholders’ equity

Shareholders’ equity increased from $351.4 million as at December 31, 2022, to $470.6 million as at March 31, 2023, primarily due to the decrease in accumulated deficit of $108.5 million from the Company’s net income. In addition, $7.7 million of non-cash revaluation gain on digital assets, net of $1.1 million in tax expense, was directly recorded to shareholders’ equity through other comprehensive income.

CAPITAL RESOURCES

As at	March 31, 2023	December 31, 2022
Cash	$15,904	$30,515
Loans payable	23,288	26,121
Shareholders' equity	470,642	351,390

Loans Payable

Trinity Capital Inc. (“Trinity”)

The Company has a loan outstanding as at March 31, 2023, of $23.3 million with Trinity (December 31, 2022 – $26.1 million), net of deferred financing costs of $0.9 million (December 31, 2022 – $1.0 million). The loan bears a nominal interest rate of 9.5% and is secured against the financed equipment. The Company made principal payments during the three months ended March 31, 2023 totaling $2.9 million (March 31, 2022 – $2.8 million) and recorded a foreign exchange gain of $0.1 million (March 31, 2022 – $0.4 million), net of deferred financing costs.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
Share Capital

As at the date of this MD&A, the Company’s issued, and outstanding share capital is composed of 221,275,041 common shares, 115,000 stock options, 28,917 warrants recorded in equity, 11,285,001 warrants recorded as a financial liability, 7,835,992 restricted share units, and 326,596 deferred share units.

On August 17, 2022, the Company entered into an equity distribution agreement, pursuant to which the company established an at-the-market equity offering (“August ATM”) which allows the Company, at its discretion and from time-to-time during the term of the August ATM, to sell common shares to raise proceeds up to a maximum of $270.9 million (US$200 million). During the three months ended March 31, 2023 the Company issued nil common shares totaling $nil (March 31, 2022 – nil common shares totaling $nil) under the August 2022 ATM and incurred $nil (March 31, 2022 – $nil) in issuance cost. Between March 31, 2023 and the date of this MD&A, the Company did not complete any issuances under the August ATM.

The Company’s capital currently consists of common shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s assets. To maintain or adjust its capital structure, the Company may attempt to issue new securities. See “Forward-Looking Statements” and “Risks and Uncertainties” of this MD&A.

Commitments

The Company has an open term uncommitted revolving credit facility with Galaxy with a facility size of up to US$50.0 million which, upon posting digital asset collateral, the Company may draw on as an additional source of liquidity. As at March 31, 2023, the facility has an outstanding balance of $nil (December 31, 2022 – $nil) and the Company has not posted any collateral in connection with the facility.

The Company does not have any material contractual obligations other than those described in this MD&A.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART V - RISKS

RISKS AND UNCERTAINTIES

The results of operations, business prospects and financial considerations of the Company remain subject to a number of risks and uncertainties and are affected by a number of factors outside of our control. For more information about our risks and uncertainties, please refer to the “Risks and Uncertainties” section of our MD&A for the year ended December 31, 2022, and the “Risk Factors” section of the AIF dated March 9, 2023 and the Company's other public disclosure. These risks and uncertainties have not materially changed.

The Company believes that it has undertaken prudent measures, policies, practices and procedures to manage such risk factors but there can be no assurance that such risks will not impact the Company’s financial condition in the future.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
PART VI ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND INTERNAL CONTROLS

ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the unaudited condensed consolidated interim financial statements (“interim financial statements”) requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained. The future impact of uncertainties around the outbreak of the novel coronavirus (“COVID-19”) pandemic could generate, in future reporting periods, a risk of material adjustment to the reported amounts of assets, liabilities, revenue and expenses in the interim financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include: revenue recognition, impairment of goodwill and intangible assets, and allowance for expected credit losses.

The Company operates in the digital asset industry, many aspects of which are not specifically addressed by current IFRS guidance. IFRS does not currently provide specific guidance to address many aspects of the digital asset industry. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

For a full discussion of accounting policies, including new and revised standards issued by the IASB and estimates and judgments, refer to the consolidated financial statements for the years ended December 31, 2022 and 2021, the annual MD&A for the year ended December 31, 2022 and Note 3 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in the applicable U.S. and Canadian securities laws, for the Company. The DC&P provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer of the Company.  The ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

No changes were made in the Company’s design of internal controls over financial reporting during the quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Due to inherent limitations in all controls systems, a control system can provide only reasonable, not absolute, assurance that the objective of the control system is met and may not prevent or detect misstatements or instances of fraud. Management’s estimates may be incorrect, or assumptions about future events may be incorrect, resulting in varying results. Additionally, controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people or by Management override.

HUT 8 MINING CORP. Management’s Discussion and Analysis For the three months ended March 31, 2023 (In thousands of Canadian Dollars, except per share amounts)
ABBREVIATIONS

The following summarizes the abbreviations used in this document:

EH/s	exahash per second
PH/s	petahash per second
MW	megawatts
ASIC	application-specific integrated circuit
GPU	graphics processing unit